IFAN Financial, Inc.

5694 Mission Center Road, Suite 602-660,

San Diego, CA, 92108-4312

Phone: (619) 537-9998

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 18, 2016

Re: IFAN Financial, Inc. withdrawal of Registration statement on Form S-1 Amendment number 1 filed with the Securities and Exchange Commission on October 9, 2015, because it was filed under an incorrect file number.

Dear Sir,

We have inadvertently submitted to our file on the EDGAR system, an S-1/A amended Registration Statement. The submission was submitted with the incorrect File Number.

Our examiner has asked us to request that this document be withdrawn. We will be submitting an S-1/A replacement soon.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on October 9, 2015 under SEC File number 333-178788. This request is due to the Company filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

IFAN Financial, Inc.

/s/ J. Christopher Mizer
Name: J. Christopher Mizer
Title: Chief Executive Officer, Director